THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

January 24, 2012

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	HDS International Corp.
Form 10-K for fiscal year ended 12-31-2010
Filed March 29, 2011
Form 8-K filed August 17, 2011
File No. 000-53949

Dear Mr. Gilmore:

Please be advised that I represent HDS International Corp. (the “Company”).  On January 3, the Company requested an additional 15 business days in which to respond to your letter dated December 22, 2011.  The Company is unable to complete its response in the time frame requested and is hereby requesting an additional 14 calendar days from the date of this letter in which to complete its response thereto.  The Company assures you that the amended Form 8-K will be filed by the close of business on February 7, 2012.  No further requests for extensions will be made by the Company.

Thank you for your cooperation.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc:  HDS International Corp.